Exhibit 4.1

DESCRIPTION OF OUR CAPITAL STOCK
General
Our authorized capital stock consists of 1,000,000,000 shares of common stock, $0.0001 par value, and 50,000,000 shares of preferred stock, $0.0001 par value. As of February 28, 2024, we had 85,817,581 shares of our common stock issued and outstanding. The issued and outstanding shares of our common stock are fully paid and non-assessable.
The following summary describes certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws relating to our capital stock. This summary is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as Exhibits 3.1 and 3.2, respectively, to the Company’s Current Report on Form 8-K filed with the SEC on October 2, 2023.

Common Stock
Voting Rights
Each shareholder are entitled to one (1) vote for each share of our common stock held on all matters to be voted upon. Our amended and restated bylaws contain a majority voting standard for the election of directors in an uncontested election (that is, an election where the number of nominees is equal to the number of seats open). In an uncontested election, each nominee must be elected by the vote of a majority of the votes cast. A “majority of the votes cast” means the number of votes cast “for” a director’s election must exceed the number of votes cast “against” (excluding abstentions). However, if there are more nominees for election than the number of directors to be elected, directors will be elected by a plurality of the votes cast on the election of directors at a shareholder meeting at which a quorum is present.
Dividends
Subject to preferences that may apply to shares of preferred stock outstanding at that time, holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at the times and in the amounts as our Board may determine from time to time.
Preemptive Rights
Our common stock is not entitled to preemptive or other similar subscription rights to purchase any of our securities.
Conversion or Redemption Rights
Our common stock is neither convertible nor redeemable.
Liquidation Rights
Upon our liquidation, the holders of our common stock will be entitled to receive pro rata our assets that are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

Preferred Stock
Our Board may, without further action by our shareholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges, and relative participating, optional or special rights as well as the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation before any payment is made to the holders of shares of our common stock. Under certain circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, our Board, without shareholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our common stock and the market value of our common stock.